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                            BRANDYWINE REALTY TRUST
                              16 CAMPUS BOULEVARD
                            NEWTOWN SQUARE, PA 19073


                                                              September 28, 1998


LF Strategic Realty Investors, L.P.
30 Rockefeller Plaza, 63rd Floor
New York, NY 10020

Ladies and Gentlemen:

     Reference is made to the Purchase and Contribution Agreement dated as of August 6, 1998 by and among Brandywine Realty Trust (the "Trust"), Brandywine Operating Partnership, L.P. (the "Operating Partnership"), LF Strategic Realty Investors L.P., Prometheus AAPT and the other signatories thereto (the "Purchase Agreement"). Unless otherwise defined herein, capitalized terms not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

          1. Initial Appointment: Designation Right. On the date hereof, and in recognition of the benefits realized by the Trust from the sale of certain assets owned by LF Strategic Realty Investors, L.P. ("LFSRI"), and in accordance with Sections 2.1 and 2.4 of the Declaration of Trust (the "Declaration") of the Trust, the Board of Trustees (the "Board") has increased the number of Trustees of the Trust from five to six and appointed Murry Gunty to fill the vacancy created by such increase. In further recognition of such benefits, the Trust agrees to use commercially reasonable efforts, during the Term and subject to compliance with applicable law and the Declaration, to cause Murry Gunty (or such replacement for Murry Gunty as LFSRI may select and who is reasonably acceptable to the Board) to be nominated for election to the Board at each annual meeting of shareholders of the Trust and, if elected, to serve until the next annual meeting of shareholders of the Trust and until his or her successor is elected and qualified. The Trust's agreement contained herein shall terminate upon expiration of the Term. Upon expiration of the Term, the holders of a majority of the Board may, in their discretion, request such designee to resign from the Board.

          2. The Designee. The Trust acknowledges that each of Murry Gunty and Klaus Kretschmann is reasonably acceptable to the Board. LFSRI acknowledges that the Board shall be acting reasonably if (i) it refuses to nominate a person for election to the Board pursuant to paragraph 1 above if the Trust would be required to make any of the disclosures required by Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission (the "SEC") with respect to such person in filings with the SEC or (ii) if the Designee shall also be serving as a director or trustee or an executive of a competitor of the Trust and the Board believes that such person's membership on the Board would pose a threat to the Trust's interest;
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provided, however, that in the event that any LFSRI designee to the Board is deemed unacceptable pursuant to the provisions of this paragraph 2, LFSRI shall have the right to propose a replacement for such designee.

     3. Attendance Right. If for any reason LFSRI's acceptable designee to the Board is not elected to the Board during the Term, LFSRI have the right, during the Term, to have an individual attend, in a non-voting capacity, all meetings of the Board. Such individual shall be entitled to receive the same notice with respect to all meetings of the Board as is provided to voting members of the Board and shall hold all information obtained in connection with such notices and meetings in confidence to the same extent as if such individual was a voting member of the Board.

     4.   Definitions. The following terms have the meanings specified:

          a. "Affiliate" shall have the meaning specified in Rule 405 promulgated under the Securities Act of 1933, as amended.

     b. "Change in Control" shall mean (i) approval by shareholders of the Trust of: (A) a merger, reorganization or consolidation involving the Trust if the shareholders of the Trust immediately before such merger, reorganization or consolidation do not or will not own directly or indirectly immediately following such merger, reorganization or consolidation, more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the Trust resulting from or surviving such merger, reorganization or consolidation in substantially the same proportion as their ownership of the Voting Securities outstanding immediately before such merger, reorganization or consolidation; or
(B) a complete liquidation or dissolution of the Trust; or (C) an agreement for the sale or other disposition of all or substantially all of the assets of the Trust; or (ii) acceptance by shareholders of the Trust of shares in a share exchange if the shareholders of the Trust immediately before such share exchange do not or will not own directly or indirectly immediately following such share exchange more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the entity resulting from or surviving such share exchange in substantially the same proportion as their ownership of the Voting Securities outstanding immediately before such share exchange.

          c. "Common Share" shall mean a common share of beneficial interest, par value $.01 per share, of the Trust.

          d. "Conversion Price" shall have the meaning specified in, and shall be subject to adjustment as and to the extent provided in, the amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership establishing the designation, preferences and other rights of the Series B Preferred Units.

          e. "Designee" means Murry Gunty or such replacement to Murry Gunty who is serving on the Board pursuant the agreement contained in this letter.


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     f. "Term" shall mean the period of time commencing on the date hereof and ending on the earliest to occur of the following: (i) the date that LFSRI ceases to own, directly or indirectly, any combination of (a) the Series A Preferred Shares issued on the date hereof, (b) the Common Shares issued on redemption or conversion of such Series A Preferred Shares, (c) the Series B Preferred Units issued on the date hereof, (d) the Class A Common Units issued on redemption or conversion of such Series B Preferred Units and (e) the Common Shares issued on redemption of such Class A Common Units having an aggregate Value at least equal to 60% of the aggregate Value of the Series A Preferred Shares and the Series B Preferred Units issued on the date hereof and (ii) the occurrence of a Change in Control.

     g. "Value" shall be calculated by attributing (i) $50 to each Series A Preferred Share and to each Series B Preferred Unit and (ii) an amount equal to the then current Conversion Price of the Series B Preferred Units to each Common Share issued upon redemption or conversion of a Series A Preferred Share, to each Class A Unit issued on redemption or conversion of a Series B Preferred Unit and to each Common Share issued upon redemption of a Class A Unit (such Series A Preferred Shares, Series B Preferred Units, Class A Units and Common Shares are collectively referred to herein as the "Securities").


                                       Very truly yours,

                                       BRANDYWINE REALTY TRUST

                                       By: /s/ Gerard H. Sweeny
                                           -------------------------------------
                                           Gerard H. Sweeny
                                           President and Chief Executive Officer

Agreed and accepted this
25th day of September, 1998 by:


LF STRATEGIC REALTY INVESTORS, L.P.

By: LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.,
    its general partner

By: /s/ Murry N. Gunty
    -----------------------
    Name: Murry N. Gunty
    Title: Principal


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